SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

The registrant hereby incorporates all parts, except for “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” on pages 26 to 27, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on pages 26 to 27 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 28 April 2017	By	/ s / Andrew Honey
(Authorised Signatory)

Quarterly Management Statement, 31 March 2017

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2017 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2016.

Supplementary information for Santander UK plc is included in Appendix 4.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the three months ended

31 March 2017

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“I am pleased to announce a solid set of results for the first quarter of the year. Our performance was underpinned by operating income growth, cost discipline, and good credit quality that resulted in profit before tax of £525m; adjusting for Banking Reform costs and PPI provision charge, profit before tax 4 was £582m, up 6%.

We continue to help our customers prosper, enabling 4,570 first time buyers to fulfil their aspirations of home-ownership and providing an extra £900m of funding to UK companies. We have also seen the positive benefits of our innovative customer approach with the launch of our new Investment Hub and the strengthening of our international offering for SMEs.

Looking ahead, we anticipate a changeable and potentially more challenging macro environment, but remain confident of our ongoing ability to meet the needs of our customers and shareholders. Our strategy of putting our customers at the heart of everything we do, coupled with a continued focus on delivering operational excellence, gives us solid foundations to succeed and confidence as we look to the future.”

Santander UK Group Holdings plc	1

Quarterly Management Statement, 31 March 2017

Q117 business and financial highlights 1

•	Broadly flat profit before tax of £525m; adjusted profit before tax [2,4] of £582m, up 6% year-on-year

•	Retail current account balances increased £1.0bn, with positive flows into the 1I2I3 Current Account and other current account products since end 2016

•	Net mortgage lending of £(0.4)bn, reflecting management pricing actions in Q416 that impacted new mortgage approvals

•	Net lending to UK companies of £0.9bn, with ongoing demand from medium and large corporate customers

•	NIM of 1.51% and Banking NIM [4] of 1.89%, up 3bps and 10bps, respectively, on 2016

•	Largely stable non-interest income at £265m, with growing fee income in Retail Banking and GCB, offset by mark-to-market movements on economic hedges

•	Operating costs at £607m were well controlled with CIR improvement of 2pp to 50% year-on-year;

•	An additional provision charge for PPI, including Plevin, of £32m reflecting FCA final rules and guidance [2]

•	Ongoing management actions and well performing loan books drove a 10bps improvement in the NPL ratio of 1.40%

•	Improved CET1 capital of 11.9% and a leverage ratio of 4.1%, driven by steady profit and capital generation

	Q117	Q416	Q116
Income statement highlights	£m	£m	£m
Net interest income	940	926	885
Non-interest income [3]	265	278	270
Operating expenses before impairment losses, provisions and charges	(607)	(625)	(599)
Impairment losses on loans and advances	(13)	36	(13)
Provisions for other liabilities and charges	(60)	(256)	(11)

Profit before tax	525	359	532

Adjusted profit before tax [2,4]	582	540	547

	31.03.17	31.12.16	31.03.16
Balance sheet highlights	£bn	£bn	£bn
Customer loans	200.2	200.2	200.9
- of which mortgages	153.9	154.3	154.1
- of which corporates	28.3	27.4	27.6
Customer deposits	173.8	172.4	163.3
CET1 capital ratio	11.9%	11.6%	11.6%
UK leverage ratio	4.1%	4.1%	4.0%

1.	See Appendix 1 for notes.
2.	A number of specific expenses and charges impacted the financial results for Q117, Q416 and Q116, with an aggregate impact on profit before tax of £57m, £181m and £15m, respectively. See Appendix 2 for details and reconciliation to the nearest IFRS measure.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4	Non-IFRS measure. See Appendix 2.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 31 March 2017

Delivering on our 2016-18 commitments 1

Our 2018 commitments were established in Sep15 and refined in Sep16 to reflect revised economic forecasts, in particular lower for longer interest rates. Our purpose remains unchanged, to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture of Simple, Personal and Fair.

Our strategic priorities remain as follows:

•	Grow customer loyalty and market share

•	Deliver operational and digital excellence

•	Achieve consistent, growing profitability and a strong balance sheet

•	Live The Santander Way through our behaviours

•	Support communities through skills, knowledge and innovation

Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	31.03.17	31.12.16
Loyal retail customers (million)	4.7	3.8	3.7
Loyal SME and Corporate customers	308,000	296,000	290,000
Retail customer satisfaction (FRS) [2]	Top 3	62.7%	62.9%
Average of 3 highest performing peers		62.7%	62.5%
Digital customers (million)	6.5	4.7	4.6

•	Our loyal retail customer base continues to grow although at a slower rate, impacted by lower demand for savings products and 1I2I3 Credit Card changes, both key loyalty conversion drivers. Total deposits by customers with a primary banking relationship were up £0.6bn to £95.2bn. We continue to invest in innovative technologies for deeper and more personalised relationships and a seamless experience across all customer channels.

•	Our client-centric infrastructure and award-winning international proposition continues to improve the depth of customer relationships, with loyal SME and corporate customers continuing to increase.

•	FRS reported our retail customer satisfaction was in line with the average of our three highest performing peers on a rolling 12-month basis at Mar17. Improvement in customer satisfaction remains at the heart of our plans.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 31 March 2017

•	We continue to invest in digitalisation to improve the customer experience and operational efficiency. We introduced a new Client Relationship Management (CRM) tool in our branch network that simplifies key processes, including digital activation and re-engagement. We also enhanced the Investment Hub website with educational content on investments and updated the SmartBank app to allow customers to authorise payments using their voice.

Shareholders	2018 target	31.03.17	31.12.16
Adjusted Return on Tangible Equity (Adjusted RoTE 4) / RoTE [3,4]	8% — 10%	See below	See below
Cost-to-income ratio (CIR)	50% — 52%	50%	50%
Non-performing loan (NPL) ratio	< 2.00%	1.40%	1.50%
CET1 capital ratio	c12%	11.9%	11.6%
Dividend payout ratio	50%	N/A	51%

•	Return on ordinary shareholders’ equity of 10.2% (2016: 9.1%) and adjusted RoTE [3,4] increased to 11.1% (2016: RoTE [4] of 10.9%), with steady income growth, cost discipline, and lower PPI charges. Statutory RoTE [4] was 12.2%

•	CIR was stable at 50%, with steady income growth and continued cost discipline.

•	The NPL ratio improved to 1.40%, with all loan books performing well, supported by our prudent lending criteria and the ongoing resilience of the UK economy.

•	The CET1 capital ratio improved to 11.9%, driven by steady profit and capital generation.

1.	See Appendix 1 for notes.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
3.	See Appendix 2 for reconciliation of RoTE, which is our key performance indicator, to Return on ordinary shareholders’ equity, which is the nearest IFRS measure.
4	Non-IFRS measure. See Appendix 2.

	Q117	Q116	Change	Q416	Change
Summarised consolidated income statement	£m	£m	%	£m	%
Net interest income	940	885	6	926	2
Non-interest income [1]	265	270	(2)	278	(5)

Total operating income	1,205	1,155	4	1,204	—

Total operating expenses before impairment losses, provisions and charges	(607)	(599)	1	(625)	(3)

Impairment losses on loans and advances	(13)	(13)	—	36	n.m.
Provisions for other liabilities and charges	(60)	(11)	n.m.	(256)	(77)

Total operating impairment losses, provisions and charges	(73)	(24)	n.m.	(220)	(67)

Profit before tax	525	532	(1)	359	46

Tax on profit	(154)	(154)	—	(138)	12

Profit after tax for the period	371	378	(2)	221	68

Santander UK Group Holdings plc	4

Quarterly Management Statement, 31 March 2017

Q117 compared to Q116

•	Net interest income was up 6%, driven by retail liability margin improvement, partially offset by continued SVR attrition and pressure on new lending margins. NIM was 1.51% and Banking NIM [3] was 1.89% in Q117, compared to 1.48% and 1.79% in 2016, respectively.

•	Non-interest income was down 2%, with higher fee income in Retail Banking and GCB, offset by adverse mark-to-market movements on economic hedges.

•	Operating expenses before impairment losses, provisions and charges increased slightly to £607m, with operational efficiency partially absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Adjusting for Banking Reform costs [3] of £25m in Q117 and £15m in Q116, operating expenses were flat. [2]

•	Impairment losses on loans and advances remained at £13m, with the positive impact on collateral from the actual and anticipated rise in house prices, partially offset by lower mortgage impairment releases of £20m in Q117 (Q116: £35m).

•	Provisions for other liabilities and charges increased to £60m, primarily due to an additional PPI, including Plevin, provision charge of £32m made in Q117. [2]

•	Profit before tax was down 1%, with higher provisions for other liabilities, partially offset by steady income growth. Adjusting for the specific expenses and charges outlined above, adjusted profit before tax was up 6% at £582m 2 3.

•	Tax on profit was steady at £154m, with a stable effective tax rate at 29%.

Q117 compared to Q416

Variances largely followed the trends outlined for Q117 versus Q116, with the following notable exceptions.

•	Operating expenses before impairment losses, provisions and charges were down 3%, primarily due to lower Banking Reform costs, including intangible asset write-downs [2].

•	Provisions for other liabilities and charges decreased 77%, mainly due to lower PPI, including Plevin, provision charges, as well as the recognition of UK Bank Levy charges in Q416 [2].

•	Profit before tax was up 46%, primarily due to lower conduct and Banking Reform costs, including intangible asset write-downs as outlined above. Adjusting for specific expenses and charges, profit before tax was up 8% 2 3.

•	Tax on profit increased 12%, driven by higher profits, partially offset by a reduction in the statutory tax rate.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific expenses and charges impacted the financial results for Q117, Q416 and Q116, with an aggregate impact on profit before tax of £57m, £181m and £15m, respectively. See Appendix 2 for details and reconciliation to the nearest IFRS measure.
3.	Non-IFRS measure. See Appendix 2.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 31 March 2017

Ring-fencing update

•	We are progressing well with the implementation of a ‘wide’ ring-fence structure that will serve our retail, commercial and corporate customers. We believe this model provides greater certainty for our customers, while ensuring minimal disruption as we implement the changes required. This also maintains longer term flexibility for Santander UK, while lowering the overall programme implementation costs with the migration now impacting fewer customers.

•	Santander UK plc will become our ring-fenced bank and will serve all our Retail and Commercial Banking customers. This means that for the majority of our customers there will be no change.

•	Transactions and / or customers who are not permitted to remain in the ring-fence bank under ring-fencing legislation are generally intended to be transferred to Banco Santander, S.A. or its London branch.

•	We intend to implement the ring-fence through a combination of novation and Part VII Ring Fence Transfer Schemes (Part VII RFTS). We currently aim to apply to commence the Part VII RFTS court process in Q118 with a target legal effective date in Q318, subject to court and relevant regulatory approval.

•	We intend to complete the implementation of our ring-fence plans in advance of the legislative deadline of 1 January 2019, with implementation subject to regulatory and court approvals and various other authorisations.

Conduct remediation

•	The final FCA rules and guidance published in Mar17 for PPI, including Plevin, set an Aug19 deadline for customer complaints. As a result, we made an additional provision of £32m in Q117 relating to further clarification on the Plevin case and the two month time bar extension. This represents our best estimate of additional future costs.

•	The remaining provision for PPI redress and related costs amounted to £427m. In line with our assumptions, monthly utilisation (excluding the impact of past business reviews) increased from the 2016 average following the confirmation of a deadline for customer complaints. We will continue to monitor our provision levels in respect of recent claims experience.

•	Existing non-PPI related conduct provisions amounted to £15m.

2017 Outlook

•	The UK economy continues to grow, as momentum carries through from robust growth in Q416. The labour market is still strong, but higher inflation, largely from the lower value of sterling, could reduce households’ real earnings growth. This and a potentially more challenging macro environment going forward, adds a degree of caution to our outlook. Even so, we expect solid UK economic growth in 2017.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 31 March 2017

•	We expect Banking NIM [1] for 2017 to remain broadly stable from 2016, predicated on no change to the Bank of England Base Rate in 2017. Improvements in liability margin are expected to offset continued SVR attrition and competitive pressures on new asset margins.

•	Cost management will remain a key focus, with a comprehensive programme of ongoing cost initiatives including digitalisation, organisational simplification and streamlining to further improve customer experience and operational efficiency.

•	We expect our gross mortgage lending to be broadly in line with the market as we continue to focus on customer service in what remains a highly competitive market. In Q117, mortgage approval volumes were higher than in Q416, and as a result we expect mortgage completions to normalise in H117. The decline in the SVR balance is likely to be lower than the net £7.0bn reduction in 2016.

•	We expect our corporate lending growth to be slower than in recent years, broadly consistent with overall corporate borrowing growth, and as we manage exposures to certain segments in line with proactive risk management practices.

•	Since 31 March 2017, trends evident in the business operating results have not changed significantly.

1.	Non-IFRS measure. See Appendix 2.

	31.03.17	31.12.16
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	167.8	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.2	6.5

Total customer loans	200.2	200.2

Other assets	100.6	102.9

Total assets	300.8	303.1

Customer deposits
Retail Banking	149.4	148.1
Commercial Banking	17.6	17.2
Global Corporate Banking	3.5	4.1
Corporate Centre	3.3	3.0

Total customer deposits	173.8	172.4

Medium Term Funding (MTF)	42.8	46.1
Other liabilities	67.8	68.5

Total liabilities	284.4	287.0

Shareholders’ equity	16.0	15.7
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	300.8	303.1

Loan-to-deposit ratio (LDR)	114%	116%

Santander UK Group Holdings plc	7

Quarterly Management Statement, 31 March 2017

	31.03.17	31.12.16
Summarised consolidated capital, leverage, liquidity and funding	£bn	£bn
Capital and leverage
CET1 capital	10.4	10.2
Total qualifying regulatory capital	15.1	15.2
Risk-weighted assets (RWAs)	88.0	87.6

CET1 capital ratio [2]	11.9%	11.6%
Total capital ratio [3]	17.2%	17.3%
UK leverage ratio	4.1%	4.1%

Liquidity
Liquidity Coverage Ratio (LCR)	128%	139%
LCR eligible liquidity pool	48.3	50.7

Funding
Total wholesale funding	62.6	65.2
- of which with a residual maturity of less than one year	19.0	21.4
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	254%	237%

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	CET1 capital ratio is derived using unrounded CET1 capital and RWAs numbers.
3.	Total capital ratio at 31.03.17 of 17.2% was adversely impacted by CRD IV Minority Interest and grandfathering rules.

Balances

•	Customer loans were steady at £200.2bn, with £0.9bn net increase in loans to UK companies, partially offset by a decrease of £0.4bn and £0.3bn in residential mortgage and non-core customer loan balances, respectively.

•	Other assets decreased £2.3bn to £100.6bn, reflecting the lower fair value of derivatives as well as a decrease in deposits with central banks to £14.8bn. (Dec16: £17.1bn).

•	Customer deposits increased £1.4bn to £173.8bn, with continued net positive inflows in Retail Banking current accounts of £1.0bn.

•	The LDR improved to 114%, driven by growth in Retail Banking current account balances.

Capital and leverage

•	CET1 capital increased by £0.2bn to £10.4bn, with steady profit and capital generation. The net accounting surplus of our funded defined benefit pension scheme was £266m (Dec16: £175m).

•	RWAs at £88.0bn were broadly flat and in line with customer loan balances.

•	The CET1 capital ratio improved 30bps to 11.9% at Mar17, reflecting CET1 capital and RWAs as outlined above.

Santander UK Group Holdings plc	8

Quarterly Management Statement, 31 March 2017

•	In Mar17, we successfully priced £500m of Additional Tier 1 (AT1) securities with a coupon of 6.75%. This transaction settled in Apr17 and is therefore not included in the Q117 results. This is in accordance with group accounting policies, where such transactions are accounted for at settlement date.

•	The total capital ratio decreased to 17.2%, due to the transitional impact of the CRD IV Minority Interest and grandfathering rules.

Liquidity and funding

•	The LCR was lower at 128%. This is in line with our expectations, and follows the adoption by the EU of the Regulatory Technical Standards (RTS) for assessing additional collateral outflows on derivative contracts.

•	MTF issuance for Q117 was £0.9bn (sterling equivalent) of senior unsecured debt.

•	In Mar17, the Bank of England confirmed Santander UK’s non-binding Minimum Requirements for Eligible Liabilities (MREL). The indicative requirements (excluding any CET1 combined buffer requirements) equate to 6% of leverage exposures from January 2019, 20.9% of RWAs from 1 January 2020 and 25.9% of RWAs from 1 January 2022. These requirements are in line with our expectations, and may change at the end of the transitional period. It is our current intention to meet any MREL recapitalisation requirements via the issuance of senior unsecured debt from our holding company, downstreamed to the operating company in a compliant form.

•	In Q117, we drew down a further £1.5bn from the Term Funding Scheme, with total drawdown outstanding of £6.0bn.

Credit quality

	Customer loans	NPLs	NPL Ratio	NPL coverage	3M Gross write-offs	Loan loss allowance
31.03.17	£bn	£m	%	%	£m	£m
Retail Banking	167.8	2,246	1.34	28	54	631
Residential mortgages	153.9	2,004	1.30	13	7	254
Business banking	2.1	121	5.76	50	7	61
Consumer finance	6.8	32	0.47	469	9	150
Other unsecured lending	5.0	89	1.78	187	31	166
Commercial Banking	19.6	397	2.03	52	9	206
Global Corporate Banking	6.6	83	1.26	69	—	57
Corporate Centre	6.2	70	1.13	81	5	57

	200.2	2,796	1.40	34	68	951

	Customer loans	NPLs	NPL Ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.16	£bn	£m	%	%	£m	£m
Retail Banking	168.6	2,340	1.39	28	210	651
Residential mortgages	154.3	2,110	1.37	13	33	279
Business banking	2.3	108	4.70	53	24	57
Consumer finance	6.8	32	0.47	456	30	146
Other unsecured lending	5.2	90	1.73	188	123	169
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57
Corporate Centre	6.5	73	1.12	84	51	61

	200.2	2,994	1.50	33	271	989

Santander UK Group Holdings plc	9

Quarterly Management Statement, 31 March 2017

•	The NPL ratio in Retail Banking improved, driven by the strong credit quality of the portfolio. The coverage ratio was steady, due to the positive impact on our collateral from the actual and anticipated rise in house prices.

•	The NPL ratio for Commercial Banking decreased to 2.03%, driven by the sale of collateral to fully repay two impaired loans, as well as the write-off of some pre-2009 vintages, when we tightened our lending criteria.

•	In Global Corporate Banking, the NPL ratio increased to 1.26%, with a loan of £20m that moved to non-performance, partially offset by asset growth.

•	The loan loss rates in Retail Banking and Commercial Banking were steady at 0.01% (2016: 0.01%) and 0.16% (2016: 0.15%), respectively.

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
Commercial Real Estate (CRE)	£bn	£m	%	%	£m	£m
31.03.17	9.0	94	1.04	60	6	56
31.12.16	9.0	180	2.00	32	1	58

•	The portfolio is well diversified across sectors, with no significant regional or single name concentration. Customer loans were flat, as we continue to manage our exposures in line with our proactive risk management practices.

•	We maintained a prudent lending approach, with no new business written above 70% LTV (2016: nil) and as at Feb17 all new business was written at or below 60% LTV (2016: 95%). As at Feb17, the weighted average LTV on the CRE portfolio was 49% (2016: 50%) [1] and the average loan size was £4.5m (2016: £4.8m) [1].

•	The NPL ratio decreased to 1.04%, primarily due to the sale of collateral to fully repay a £50m impaired loan in Commercial Banking, as well as other redemptions and write-offs of older vintage loans. The portfolio remains well covered with a higher NPL coverage ratio of 60% and low write-offs of £6m.

1.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 7% of exposures as at Feb17.

	31.03.17		31.12.16
Mortgage interest rate profile	£bn	%	£bn	%
Fixed rate	93.8	61	91.8	59
Variable rate	32.9	21	33.7	22
Standard Variable Rate	27.2	18	28.8	19

Total residential mortgages	153.9	100	154.3	100

Santander UK Group Holdings plc	10

Quarterly Management Statement, 31 March 2017

•	SVR attrition was driven by customer refinancing, either internally or through remortgaging, repayments and customer sentiment over expected lower for longer interest rates. The SVR attrition declined to £1.6bn in Q117 from £2.4bn in Q116 (2016: £7.0bn).

	31.03.17		31.12.16
Borrower profile	£bn	%	£bn	%
Home movers	68.2	44	68.2	44
Re-mortgagers	50.3	33	50.3	33
First-time buyers	28.8	19	29.1	19
Buy-to-let (BTL)	6.6	4	6.6	4

Total residential mortgages [1]	153.9	100	154.3	100

•	The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and our distribution strategy.

•	We continued to focus our BTL book on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the BTL market. In Q117, we completed 1,560 BTL mortgages, representing 5% of the value of our new business flow, at an average LTV of 64%.

	31.03.17		31.12.16
Mortgage geographical distribution	£bn	%	£bn	%
London	37.2	24	37.2	24
Midlands and East Anglia	20.5	13	20.6	13
North	22.6	15	22.8	15
Northern Ireland	3.8	2	3.8	2
Scotland	6.9	4	7.0	5
South East excluding London	46.1	31	46.1	30
South West, Wales and Other	16.8	11	16.8	11

Total residential mortgages	153.9	100	154.3	100

•	Average loan size for new business was slightly lower, at £193,000 for the UK overall, £257,000 for the South East including London and £142,000 for the rest of the UK. The loan-to-income multiple [2] of mortgage lending in Mar17 also decreased to 3.14 (Dec16: 3.16).

	31.03.17		31.12.16
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	21	46	17	46
>50-75%	44	41	43	41
>75-85%	18	8	23	8
>85-100%	17	4	17	4
>100%	—	1	—	1

Simple average LTV	62	43	65	43

Santander UK Group Holdings plc	11

Quarterly Management Statement, 31 March 2017

•	We maintained our prudent lending criteria, with an average LTV of 62% on new lending. Our lending with an LTV of over 85% accounted for 17% of new business flow. Stock LTV was steady at 43%, with the average LTV for loans in London at 35%.

1.	Balances are rounded to £bn, causing a rounding difference in the total residential mortgages balance.
2.	Average earnings multiple of new business at inception in the three months ended 31 Mar 2017 and the year ended 31 Dec 2016.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking also serves small business banking customers with an annual turnover of up to £6.5m as well as Santander Consumer Finance, predominantly a vehicle finance business.

	Q117	Q116	Change	Q416	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	866	761	14	860	1
Non-interest income [1]	149	140	6	139	7

Operating income	1,015	901	13	999	2

Operating expenses before impairment losses, provisions and charges	(452)	(460)	(2)	(440)	3
Impairment losses on loans and advances	(10)	(14)	(29)	44	n.m.
Provisions for other liabilities and charges	(58)	(11)	n.m.	(221)	(74)

Profit before tax	495	416	19	382	30

Q117 compared to Q116

•	Net interest income increased 14%, with liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.

•	Non-interest income increased 6%, with higher 1I2I3 Current Account fees and income from our wealth management business.

•	Operating expenses before impairment losses, provisions and charges were down 2% with operational efficiencies, partially offset by continued investment in business growth and digital enhancements.

•	Impairment losses on loans and advances decreased 29%, driven by the positive impact on collateral from the actual and anticipated rise in house prices, partially offset by lower mortgage impairment releases in Q117 of £20m (Q116:£35m).

•	Provisions for other liabilities and charges increased to £58m, primarily due to higher PPI, including Plevin, provision.

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Quarterly Management Statement, 31 March 2017

Balances	31.03.17 £bn	31.12.16 £bn
Customer loans	167.8	168.6
- of which mortgages	153.9	154.3
- of which business banking [2]	2.1	2.3
- of which consumer finance	6.8	6.8
- of which other unsecured lending	5.0	5.2
RWAs	43.5	43.6
Customer deposits	149.4	148.1
- of which savings	64.3	64.7
- of which current accounts	65.8	64.8
- of which business banking accounts	10.0	10.0
- of which other retail products	9.3	8.6

•	Mortgage lending balances decreased £0.4bn, due to management pricing actions in Q416 that impacted new mortgage approval volumes. We retained c80% of mortgages reaching the end of their incentive period.

•	Business banking customer balances were impacted by economic uncertainty and the resulting slowdown in SME activity.

•	Consumer finance and other unsecured lending balances were broadly flat, in an increasingly competitive environment.

•	Customer deposits increased £1.3bn as current account balances continued to grow, in part through the 1I2I3 Current Account. This growth was partially offset by lower demand for savings products with balances reducing £0.4bn.

•	Retail Banking deposit spread improved to (0.28)% when compared to (0.57)% in Dec16.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking. The balance associated was c£200m. Prior periods have not been restated.

Business volumes [1]	Q117	Q116
Mortgage gross lending	£5.3bn	£7.1bn
Mortgage net lending	£(0.4)bn	£1.3bn
Business banking net lending	£(242)m	—
Consumer finance gross lending	£870m	£826m
Consumer finance net lending	£(35)m	£139m
Other unsecured net lending	£(199)m	£(218)m

•	Mortgage gross lending at £5.3bn reflects management pricing actions in Q416 that impacted new mortgage approvals. In Q116, mortgage gross lending saw a spike in BTL mortgages ahead of the Apr16 stamp duty increase. In Q117, we helped 4,570 first-time buyers (£0.7bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £0.9bn to £51.4bn (Dec16: £52.3bn) while BTL mortgage balances were steady at £6.6bn (Dec16: £6.6bn).

•	Consumer finance gross lending was £870m with higher retail loans, partially offset by a decrease in the stock of new car registrations.

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Quarterly Management Statement, 31 March 2017

Business development

•	In Jan17, we introduced a new set of customer facing tools in our branch network that aims to improve the customer experience across all channels. Our new CRM tool provides our people with a 360 degree view of each customer, all on one screen. This enables our people to continue conversations with customers that may have started in another channel. We also updated the SmartBank app to allow customers to check their balances and authorise payments using voice commands. Furthermore, in Mar17 we simplified the process for customers to open a current account online with fewer questions, instant decisions and document upload where required.

•	Our digital customer base continued to grow in Q117, gaining an average of 1,400 new active mobile users per day for a total of 2.3 million mobile customers, of which 1.5 million exclusively use our mobile app in their transactions with us. In the same period 44% of our mortgages were retained online, 33% of total openings of current accounts and 40% of credit card openings were made through digital channels.

•	1I2I3 World customers continued to increase, although at a slower rate, to 5.1 million. As expected, the reduction in 1I2I3 Current Account openings, following fee and interest rate changes in Jan16 and Nov16, was partially offset by the continued growth in other current accounts. We believe the 1I2I3 Current Account continues to be an outstanding proposition for many customers.

•	We are expanding our Wealth Management business by growing our Private Banking and Financial Planning advisory teams. We also enhanced the Investment Hub, our technology based investment platform, with educational content to help customers explore their investment needs and better understand investment risk. Furthermore, in Mar17, we launched a media campaign to raise awareness of our improved wealth management offering.

•	We are committed to supporting the needs of our small business banking customers following the transfer of SMEs with annual turnover of under £6.5m, from Commercial Banking at the end of 2016. Our aim is to grow the business, by identifying innovative solutions, building on the successful launch of our Working Capital Loans solution piloted last year.

1.	Gross and net lending figures exclude any assets purchased or transferred in the quarter.

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams—the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels.

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Quarterly Management Statement, 31 March 2017

	Q117	Q116	Change	Q416	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	98	101	(3)	99	(1)
Non-interest income [1]	20	20	—	21	(5)

Operating income	118	121	(2)	120	(2)

Operating expenses before impairment losses, provisions and charges	(55)	(57)	(4)	(50)	10
Impairment losses on loans and advances	(4)	(1)	n.m.	(10)	(60)
Provisions for other liabilities and charges	(1)	—	n.m.	(26)	(96)

Profit before tax	58	63	(8)	34	71

Q117 compared to Q116

•	Net interest income decreased 3%, with continued asset margin pressures, partially offset by customer lending growth.

•	Non-interest income was flat, with higher asset restructuring fees, offset by lower rates management fees.

•	Operating expenses before impairment losses, provisions and charges decreased 4%, with operational efficiencies and our continued focus on strong cost management.

•	Impairment losses on loans and advances increased £3m, from the cyclically low levels seen in recent years. The loan book continues to perform well, supported by our prudent lending policy.

•	Provisions for other liabilities and charges were £1m in the quarter.

Balances	31.03.17 £bn	31.12.16 £bn
Customer loans [2]	19.6	19.4
- of which CRE [3]	9.0	9.0
RWAs	20.4	20.4
Customer deposits	17.6	17.2

•	Customer loans were broadly flat at £19.6bn, with demand for loans affected by an uncertain and highly competitive market. Furthermore, we continue to actively manage our CRE exposures in line with our proactive risk management practices.

•	RWAs were steady, in line with broadly stable customer loans.

•	We continue to attract deposit balances, with customer deposits growing faster than customer loans through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking. The balance associated was c£200m. Prior periods have not been restated.
3.	Includes CRE to small business customers managed by business banking in the Retail Banking division.

Business volumes	Q117	Q116
New facilities	£1,640m	£2,050m
Bank account openings	890	690
Online banking (Connect) active users [1]	28,610	25,995

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Quarterly Management Statement, 31 March 2017

•	We continue to open bank accounts and extend new facilities, despite a competitive environment and economic uncertainty. Our Relationship Managers continue to build their portfolios by leveraging our comprehensive suite of products and services.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 10% year on year.

Business development

•	The focus of the Commercial Banking division is to expand its franchise by both growing the overall customer base, as well as increasing the number of loyal customers. We aim to build the loyal customer base by leveraging our international reach and proposition as well continuing to develop our product capabilities to meet our customers’ needs. We will also build on the expertise and global presence of Banco Santander, offering international solutions so that our clients can develop and manage their business through our global network.

•	Coverage of our commercial clients is organised by local relationship teams or by sectors. Our sector teams support our clients by using specialist knowledge of the individual business and its operating environment to recommend solutions. Target clients can leverage our international presence and connectivity to access on-the-ground support overseas, connect to potential new business partners and enter global supply chains.

•	We are also working with Banco Santander and key strategic partners to develop trade initiatives that make it easier for clients to grow their business internationally. These initiatives allow us to attract new clients and deepen existing relationships, as well as compliment some of our existing services. For example, Santander Trade Club, an online community that connects Santander clients with clients of our strategic partners, and Santander Passport that helps our clients establish a business subsidiary overseas.

•	Breakthrough Growth Capital provides new funding and identifies key partnerships at milestones in the development of our clients’ business. In the first three months of the year, we assisted 11 businesses in accessing £35m of facilities. Since inception, the Growth Capital team has completed 135 funding solutions for 99 companies, providing £389m of facilities, which will create over 6,310 jobs.

•	Our innovative offering was recognised at the 2017 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ for the third consecutive year and the ‘Best International Solutions Provider’ to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

1.	Online banking (Connect) active users include both business banking and Commercial Banking customers.

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Quarterly Management Statement, 31 March 2017

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients with a turnover of £500m and above per annum and financial institutions, as well as supporting the rest of Santander UK’s business segments. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions.

Summary income statement	Q117 £m	Q116 £m	Change %	Q416 £m	Change %
Net interest income	24	19	26	20	20
Non-interest income [1]	121	97	25	62	95

Operating income	145	116	25	82	77

Operating expenses before impairment losses, provisions and charges	(75)	(67)	12	(68)	10
Impairment losses on loans and advances	—	—	—	—	—
Provisions for other liabilities and charges	—	—	—	(12)	n.m.

Profit before tax	70	49	43	2	n.m.

Q117 compared to Q116

•	Net interest income increased 26% to £24m, with ongoing demand for project and acquisition finance, transactional services and factoring products. This increase includes a £10m income arising from favourable conditions in market rates.

•	Non-interest income increased 25% to £121m, driven by security financing, derivative and cash sales, and market making activities.

•	Operating expenses before impairment losses, provisions and charges increased 12% to £75m, with continued investment to improve the efficiency of our operating model.

•	There were no impairment losses on loans and advances in the quarter.

•	There were no provisions for other liabilities and charges in the quarter.

Balances	31.03.17 £bn	31.12.16 £bn
Customer loans	6.6	5.7
RWAs	17.1	16.9
Customer deposits	3.5	4.1

•	Customer loans increased to £6.6bn, driven by our refinancing and origination activities relating to project and acquisition finance and transactional services, as well as increased client drawdowns.

•	RWAs were broadly flat with asset growth, offset by a decrease in counterparty credit risk. RWAs attributable to customer loans were £8.0bn (Dec16: £7.5bn).

•	Customer deposits were lower at £3.5bn.

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Quarterly Management Statement, 31 March 2017

Business development

•	Solid momentum in business activity, with increased demand from our Financial Institution Group clients for our debt capital market services.

•	In Q117, we created a mergers and acquisitions advisory team that will complement our existing product capabilities and support fee income growth. Our ongoing focus is to maximise return on capital, by effectively leveraging our transactional banking products, FX and advisory services.

•	We continue to make progress towards meeting all of our regulatory and compliance obligations, with improvements in Compliance Monitoring and Financial Crime Management enhancing our internal processes. We also rolled out our Client Management Service function to Commercial Banking, simplifying the client on-boarding process and improving the customer experience.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	Q117 £m	Q116 £m	Change %	Q416 £m	Change %
Net interest (expense) / income	(48)	4	n.m.	(53)	(9)
Non-interest (expense) / income [1]	(25)	13	n.m.	56	n.m.

Operating (expense) / income	(73)	17	n.m.	3	n.m.

Operating expenses before impairment losses, provisions and charges	(25)	(15)	67	(67)	(63)
Impairment releases on loans and advances	1	2	(50)	2	(50)
Provisions for other liabilities and charges	(1)	—	n.m.	3	n.m.

(Loss) / profit before tax	(98)	4	n.m.	(59)	66

Q117 compared to Q116

•	Net interest expense of £(48)m, down from £4m income in Q116, reflects changes in the commercial balance sheet profile.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will decrease as a result of maturing positions being reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns on equity and current accounts. The average term of our new mortgage flows is about 2.5 years, with a total structural hedge position of c£80bn.

•	Non-interest income was impacted by mark-to-market movements on economic hedges used to hedge debt issuance and other portfolios, in line with Santander UK’s risk management policies.

•	Operating expenses before impairment losses, provisions and charges represent £25m of regulatory compliance and project costs relating to Banking Reform.

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Quarterly Management Statement, 31 March 2017

•	Impairment releases on loans and advances were broadly stable, reflecting the continued management of the non-core portfolio.

•	Provisions for other liabilities and charges were £1m in the quarter.

Balances	31.03.17 £bn	31.12.16 £bn
Non-core customer loans	6.2	6.5
- of which Social Housing	5.3	5.4
RWAs	7.0	6.7
Customer deposits	3.3	3.0

•	Non-core customer loans decreased £0.3bn, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

•	RWAs increased due to an increase in counterparty credit risk, partially offset by a reduction in non-core customer loans. RWAs attributable to non-core customer loans amounted to £1.2bn (Dec16: £1.3bn).

•	Customer deposits increased £0.3bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summarised consolidated quarterly trends

Summarised consolidated quarterly trends	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m
Net interest income	940	926	883	888	885
Non-interest income 1,	265	278	264	401	270

Total operating income	1,205	1,204	1,147	1,289	1,155

Total operating expenses before impairment losses, provisions and charges	(607)	(625)	(586)	(607)	(599)

Impairment losses on loans and advances	(13)	36	(40)	(50)	(13)
Provisions for other liabilities and charges	(60)	(256)	(44)	(86)	(11)

Total operating impairment losses, provisions and charges	(73)	(220)	(84)	(136)	(24)

Profit before tax	525	359	477	546	532

Tax on profit / (loss)	(154)	(138)	(152)	(153)	(154)

Profit after tax for the period	371	221	325	393	378

NIM	1.51%	1.47%	1.47%	1.50%	1.50%

Banking NIM [2]	1.89%	1.83%	1.75%	1.78%	1.78%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Non-IFRS measure. See Appendix 2.

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Quarterly Management Statement, 31 March 2017

Appendix 1 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Bacs – Current Account Switch Service (CASS) guarantee

The published Bacs branded data referenced is for switches completed between 1 July 2015 and 30 June 2016 and shows Santander UK gained 234,120 switchers, with a net gain of 118,673. Bacs branded data is published six months in arrears. Bacs industry data shows 3,427,051 full switches were completed between 16 September 2013 and 28 February 2017. Santander UK management information identifies 819,845 full switchers in the same period, representing approximately one-in-four full switches since the launch of CASS.

•	Changes to business segments and customer relationship management

The basis of presentation in this results announcement has been changed, and the prior period restated to reflect the Q416 transfer of customers between Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking.

•	Corporate customer satisfaction

Our corporate customer satisfaction was 61%, versus 55% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,180 interviews made in the year ending Mar17 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Corporate lending

Total lending to corporates is defined as the combined lending of business banking in our Retail Banking segment, Commercial Banking and Global Corporate Banking.

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Quarterly Management Statement, 31 March 2017

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.03.17	£bn	£m	%	%	£m	£m
Business banking	2.1	121	5.76	50	7	61
Commercial Banking	19.6	397	2.03	52	9	206
Global Corporate Banking	6.6	83	1.26	69	—	57

Total corporate lending	28.3	601	2.12	54	16	324

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.12.16	£bn	£m	%	%	£m	£m
Business banking	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57

Total corporate lending	27.4	689	2.51	48	34	334

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 March 2017 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	Strategic priorities, Key Performance Indicators (KPIs) and targets 2016-2018

Our focus remains centred on the following strategic priorities.

•	Grow customer loyalty and market share

•	Deliver operational and digital excellence

•	Achieve consistent, growing profitability and a strong balance sheet

•	Live The Santander Way through our behaviours

•	Support communities through skills, knowledge and innovation

The achievement of our goals is measured by the KPIs established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. Three of our 2018 ‘shareholder’ targets were revised to reflect new economic environment at the 2016 Group Strategy Update on 30 September 2016.

•	RoTE [1,3] target was revised down from 12%-14% to 8%-10%, driven by lower expected net interest margin and balance sheet growth, as a result of slower GDP growth. Our previous assumption that the base rate would be 2% by 2018 was significantly higher than the current forecast of 0.25%.

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Quarterly Management Statement, 31 March 2017

•	Cost-to-income ratio (CIR) was revised from <50% to 50%-52%, a consequence of lower revenue generation. We will seek further cost efficiencies to partially offset pressure on income.

•	NPL ratio was revised from <1.5% to <2.0%, as a consequence of some deterioration in the expected employment rate and normalisation from cyclically low levels.

All KPIs are presented at 31 March 2017. We will report annually on people, communities, and net fee income CAGR KPIs. Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE 3, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 31 March 2017. The target for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking segment.

We continue to embed the values of a Simple, Personal and Fair culture across the organisation, with an ongoing programme to reinforce the set of behaviours which we launched in 2015. The nine behaviours that our people defined last year embody these values and have also been adopted throughout the wider Banco Santander group.

•	1I2I3 World customer profile and metrics

1I2I3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1I2I3 Current Account holders have a primary banking relationship (vs. 47% for our non-1I2I3 Current Account); 68% of 1I2I3 Current Account holders are loyal and 34% are affluent customers (vs. 24% and 6% respectively for our non-1I2I3 Current Account); on average 1I2I3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1I2I3 Current Account holders are 5.3x 2 higher than for non-1I2I3 Current Account customers.

1.	Return on ordinary shareholders’ equity is the nearest IFRS measure to RoTE, which is our key performance indicator.
2.	Average account balances are combined savings and banking liability balances.
3.	Non-IFRS measure. See Appendix 1.

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Quarterly Management Statement, 31 March 2017

Appendix 2 – Alternative Performance Measures (APMs)

European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cashflows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. These non-IFRS measures are not a substitute for IFRS measures.

We have identified the following APMs:

1.	Adjusted RoTE / RoTE

2.	Banking NIM

3	Adjusted profit before tax

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

1. Adjusted RoTE 1 / RoTE [1]	31.03.17 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	371		—

Annualised 3M17 profit after tax	1,505
Less non-controlling interests of annualised profit	(41)

Profit due to equity holders of the parent (A)	1,464	(118)	1,346

Average shareholders’ equity	16,238		—
Less average Additional Tier 1 (AT1) securities	(1,545)		—
Less average non-controlling interests	(402)		—

Average ordinary shareholders’ equity (B)	14,291		—

Average goodwill and intangible assets	(2,316)		—

Average tangible equity (C)	11,975	158	12,133

Return on ordinary shareholders’ equity (A/B)	10.2%		n.a.

RoTE (A/C)	12.2%		11.1%

31.12.16 £m
Profit after tax	1,317
Less non-controlling interests	(45)

Profit due to equity holders of the parent (A)	1,272

Average shareholders’ equity	15,873
Less average Additional Tier 1 (AT1) securities	(1,545)
Less average non-controlling interests	(395)

Average ordinary shareholders’ equity (B)	13,933

Average goodwill and intangible assets	(2,274)

Average tangible equity (C)	11,659

Return on ordinary shareholders’ equity (A/B)	9.1%

RoTE (A/C)	10.9%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

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Quarterly Management Statement, 31 March 2017

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2016: £107m), FSCS (2016: £34m). FSCS charges and the UK Bank Levy are annual charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. Therefore, the profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

2. Banking net interest margin [1]	31.03.17 £m	31.12.16 £m
Net interest income (A) [2]	3,782	3,582
Average interest earning assets (B)	250,029	242,408
Average customer assets (C)	200,228	200,562

Net interest margin (A/B)	1.51%	1.48%

Banking net interest margin (A/C)	1.89%	1.79%

3. Adjusted Profit before tax	Q117 £m	Q416 £m	Q116 £m
Operating expenses before impairment losses, provisions and charges
Reported	(607)	(625)	(599)
Adjust for Banking Reform costs, including intangible asset write-downs in Q416	25	67	15

Adjusted	(582)	(558)	(584)

Provisions for other liabilities and charges
Reported	(60)	(256)	(11)
Adjust for PPI, including Plevin, provision charge	32	114	—

Adjusted	(28)	(142)	(11)

Profit before tax	525	359	532

Specific expenses and charges:	57	181	15

- Operating expenses before impairment losses, provisions and charges	25	67	15
- Provision for other liabilities and charges	32	114	—

Adjusted profit before tax	582	540	547

The financial results for Q117, Q416 and Q116 included a number of specific expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in Q117 was £57m, in Q416 was £181m and in Q116 was £15m.

The specific expenses and charges are outlined below:

•	Banking Reform costs, including intangible asset write-downs in Q416

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. Banking Reform costs and intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

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Quarterly Management Statement, 31 March 2017

•	PPI, including Plevin, provision charge

Provisions for other liabilities and charges of £32m in Q117 and £114m in Q416 represent our best estimate of the additional provision amounts required at those dates to address future PPI, including Plevin, related claim costs. In determining these amounts, the principles published in the Aug16 and Mar17 FCA papers have been applied.

•	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. No adjustments arose in Q117 or the comparative periods presented above.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary
2.	Q117 net interest income has been annualised. The £10m income reported in Q117 for GCB has not been annualised.

Appendix 3 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2016 Annual Report, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	Q117 £m	Q116 £m
Net interest income	940	885
Non-interest income [2]	265	270

Total operating income	1,205	1,155

Operating expenses before impairment losses, provisions and charges	(607)	(599)

Impairment losses on loans and advances	(13)	(13)
Provisions for other liabilities and charges	(60)	(11)

Total operating impairment losses, provisions and charges	(73)	(24)

Profit before tax	525	532
Tax on profit	(154)	(154)

Profit after tax for the period	371	378

Santander UK Group Holdings plc	25

Quarterly Management Statement, 31 March 2017

	31.03.17	31.12.16
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	167.8	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.2	6.5

Total customer loans	200.2	200.2
Other assets	100.6	102.9

Total assets	300.8	303.1

Customer deposits
Retail Banking	149.4	148.1
Commercial Banking	17.6	17.2
Global Corporate Banking	3.5	4.1
Corporate Centre	3.3	3.0

Total customer deposits	173.8	172.4
Medium Term Funding	42.8	46.1
Other liabilities	67.8	68.5

Total liabilities	284.4	287.0

Shareholders’ equity [1]	16.0	15.7
Non-controlling interest	0.4	0.4

Total liabilities and equity	300.8	303.1

	31.12.17	31.12.16
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	15.1	15.2
Risk-weighted assets (RWAs)	88.0	87.6
Total capital ratio	17.2%	17.3%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2016 Annual Report, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

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Quarterly Management Statement, 31 March 2017

Summarised consolidated income statement	Q117 £m	Q116 £m
Net interest income	940	885
Non-interest income [2]	265	270

Total operating income	1,205	1,155

Operating expenses before impairment losses, provisions and charges	(607)	(598)

Impairment losses on loans and advances	(13)	(13)
Provisions for other liabilities and charges	(60)	(11)

Total operating impairment losses, provisions and charges	(73)	(24)

Profit before tax	525	533
Tax on profit	(154)	(154)

Profit after tax for the period	371	379

	31.03.17	31.12.16
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	167.8	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.2	6.5

Total customer loans	200.2	200.2
Other assets	100.6	102.9

Total assets	300.8	303.1

Customer deposits
Retail Banking	149.4	148.1
Commercial Banking	17.6	17.2
Global Corporate Banking	3.5	4.1
Corporate Centre	3.3	3.0

Total customer deposits	173.8	172.4
Medium Term Funding [3]	42.8	46.1
Other liabilities	67.8	68.5

Total liabilities	284.4	287.0

Shareholders’ equity [1]	16.2	15.9
Non-controlling interests	0.2	0.2

Total liabilities and equity	300.8	303.1

	31.03.17	31.12.16
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	16.4	16.2
Risk-weighted assets (RWAs)	88.0	87.6
Total capital ratio	18.7%	18.5%

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

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Quarterly Management Statement, 31 March 2017

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the three months ended 31 March 2017 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalisation. Founded in 1857, Santander had EUR 1.52 trillion in managed funds, 12,235 branches and 188,000 employees at the close of December 2016. In 2016, Santander made underlying profit of EUR 6,204 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2017, the bank serves around 14 million active customers with c19,600 employees and operates through 842 branches (which includes 61 university branches) and 66 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander

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Quarterly Management Statement, 31 March 2017

caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 303 of the Santander UK Group Holdings plc 2016 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	29